UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1. English translation of a letter dated November 1, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, November 1, 2019

Comisión Nacional de Valores

Dear Sirs,

RE.: Telecom Argentina S.A. Mandatory Public Tender Offer

Notice of confirmation of injunction in re. “Burgueño Daniel c / EN - CNV s /Injunction (Autonomous)” (Docket 89.537 / 2018)

I am writing to you in my capacity of Responsible for Markets Relations of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), in relation to the Mandatory Public Tender Offer promoted by Cablevisión Holding S.A. (“CVH”) on June 21, 2018 and the information published by the Company through the Relevant Matter dated June 10, 2019.

In this regard, we attach hereto the note received today from CVH, communicating  that on the date hereof, CVH was served with notice of a decision rendered on October 25, 2019 by the Chamber V of the Court of Appeals on Federal Administrative Litigation Matters, whereby that court dismissed the appeal filed by the Argentine Securities Commission, confirmed the jurisdiction of the first instance Court on Federal Administrative Litigation Matters No. 1, Secretariat No. 1 to resolve on the injunction requested before that court, and confirmed the injunction issued by that court. The injunction suspended the proceedings relating to the Mandatory Public Tender Offer of Class B Shares of Telecom Argentina initiated before the Argentine Securities Commission until the Argentine Securities Commission resolves on the applicability of the new regulation (Resolution CNV No. 779/2018) or until the expiration of the maximum term provided under section 5º of Law No. 26,854.

Sincerely,

Telecom Argentina S.A.

/s/ Gabriel P. Blasi
Responsible for Market Relations

ATTACHMENT FREE TRANSLATION

Buenos Aires, November 1, 2019.

Mr. President of the Board of Directors

of Telecom Argentina S.A.

Alicia Moreau de Justo 50

City of Buenos Aires

RE.: Mandatory Public Tender Offer

Notice of confirmation of injunction in re. “Burgueño Daniel c / EN - CNV s / injunction (Autonomous)” (Docket 89.537 / 2018)

Dear sirs,

Sebastián Bardengo, in my capacity of Chairman of Cablevisión Holding S.A. (the “Company”), I am writing to you as a follow-up to  our communication dated June 10, 2019, to inform you that on the date hereof, the Company was served with notice of a decision rendered on October 25, 2019 by the Chamber V of the Court of Appeals on Federal Administrative Litigation Matters, whereby that court dismissed the appeal filed by the Argentine Securities Commission, confirmed the jurisdiction of the first instance Court on Federal Administrative Litigation Matters No. 1, Secretariat No. 1 to resolve on the injunction requested before that court, and confirmed the injunction issued by that court. The injunction suspended the proceedings relating to the Mandatory Public Tender Offer of Class B Shares of Telecom Argentina initiated before the Argentine Securities Commission until the Argentine Securities Commission resolves on the applicability of the new regulation (Resolution CNV No. 779/2018) or until the expiration of the maximum term contemplated by section 5º of Law No. 26,854.

Cablevisión Holding S.A.

/s/ Sebastián Bardengo
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 4, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations